U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington D. C., 20549

                                Form 10-SB
   General Form for Registration of Securities of Small Business Issuers
    (Under Section 12(b) or (g) of the Securities Exchange Act of 1934)
                SUSTAINABLE DEVELOPMENT INTERNATIONAL, INC.
            (Exact name of registrant as specified in charter)


     Nevada                                  86-0857752
(State of other jurisdiction of              (I.R.S. Employer incorporation
or organization)                             Identification Number)


     10240 - 124TH Street, Suite 208
     Edmonton, Alberta, Canada                         T5N 3W6
     (Address of Principal Executive Office)           (Zip Code)


                              (780) 488-9193
                            ( Telephone Number)

        Securities To Be Registered Under Section 12(b) of the Act:

  Title of each Class                     Name of each Exchange on which
     To Be Registered                   each Class is to be Registered

                    None                          None

        Securities To Be Registered Under Section 12(g) of the Act:

                      Common Stock, $0.001 Par Value
                             (Title of Class)


The number of shares outstanding of each of the registrant's classes of voting stock, as of February 17, 1999 was: 13,720,000 Common Stock, par value $0.001

                             TABLE OF CONTENTS

Item 1.        Description of Business

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3.        Description of Property

Item 4.        Security   Ownership  of  Certain  Beneficial  Owners   and
               Management

Item 5.        Directors, Executive Officers, and Control Persons

Item 6.        Executive Compensation

Item 7.        Certain Relationships and Related Transactions

Item 8.        Legal Proceedings

Item 9.        Market for Common Equity and Related Stockholder Matters
Item 10.       Recent Sales of Unregistered Securities

Item 11.       Description of Securities

Item 12.       Indemnification of Directors and Officers

Item 13.       Financial Statements

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Item 15.       Financial Statements and Exhibits

ITEM 1.  DESCRIPTION OF BUSINESS

Overview

     SUSTAINABLE DEVELOPMENT INTERNATIONAL, INC., a Nevada corporation (the "Company") is a development stage company formed in 1998 to encourage innovative technologies in the environmental industries. The Company's goal is to acquire technology rights and licenses from patent holders and others, then secure a market, and raise sufficient capital to build, own, and operate facilities throughout the world.

     The Company is in the process of setting up a subsidiary company called Umweltservice Europa GmbH to recycle waste lubrication oil. The
Company has obtained the rights in Germany from Enviro-Mining Inc. for three technologies which when combined can produce a high grade low sulfur diesel fuel meeting all European specifications under EN 590 legislation. The EMI Process is a proven alternative to the present disposal methods by converting automotive waste oil into light heating oil and high quality diesel fuel. (See "Intellectual Property")

     The Company has added separate innovations to the processing package to provide stability to the products and which meet the lower sulphur standards required in Europe. The Company has combined these technologies under the operating name of The EMI Process (EMI). The objective is to purchase the most appropriate system, which will meet the operating, technical, and business objectives to be operated by Umweltservice Europa GmbH.

The Company's Oil Recycling Process

     These oil recycling processes have been developed to solve a worldwide problem of removing used oil from the environment in a safe and non-polluting way. Most countries have developed collection methods to remove this hazardous waste from their communities with new emphasis on diversion from existing landfills. Registered waste oil transporters are tracked to determine annual volumes, and disposal methods. The majority of the waste oil enters refineries for upgrading and blending, or is burned in the cement industry.

     The Umweltservice Europa GmbH mandate is to establish 10 facilities throughout Europe prior to the year 2005.

     The Company's operational plan is to establish control of a license for the oil recycling technology in Germany with limited rights for the balance of Europe. In addition, the Company will have waste oil suppliers for its entire capacity of approximately 90 million litres, complete long term sales arrangements and incur realistic German operational expenditures. The Company intends to provide, "A Complete Recycling Solution".

The Company has demonstrated certain needs satisfied by Umweltservice Europa GmbH, which provide opportunities for collectors:

     *    An environmental waste disposal solution
     *    A method of upgrading/regenerating waste oil
     *    A stable long term location of disposal for the industry
     *    A competitive price under long term agreements

     The collectors will benefit from a reliable, stable place of disposal without being price prohibitive. This provides a sound environmental alternative for the community. In turn Umweltservice Europa GmbH will produce a high quality diesel fuel of exceptional value assuring:

     *    The buyer will receive a clean consistent product;
     * A preferential market price, allowing value to pass to the preferred major customers of the diesel distributors; the end result will be a gain in market share for the diesel distributors;
     * An environmental product providing marketing possibilities to promote environmental awareness; and,
     * Product performance will exceed those of bio fuels and other fuel derivatives.

Process-Operations
     The EMI Process surpasses an older patented system developed in the mid 1970s. The new process is an updated version whereby automotive engine oil is de-watered and enters a thermal treatment unit whereby the hydrocarbon chains are cracked (broken). The treated oil enters a condenser unit to recover light fuels, diesel, and naphtha. The light fuels are recaptured to heat the initial cracking unit, while the diesel and heating oil continues on to further processing. The last stage treats the product to provide the appropriate sulphur, acid, odor, and chlorine levels, while providing stability to the fuel for longer shelf life. The end product of the process is a good quality heating oil, naphtha, bottoms, and diesel fuel for resale.

Product Research and Development
     The EMI technology has operated in Indiana, US for several years with documented diesel production. The EMI Process engineers and consultants to the technology continue to improve and modify the system for better performance, increased output and final product quality. The current model has been operating since 1996 with excellent  results.  It  is  highly  automated  with  advanced  safety features. The design is certified by professional engineering consultants and manufactured under license.

Our Unique Components
     Excellent final product exceeds all required DIN regulations for DIN EN 590 Diesel fuel. The Systems are designed to meet North American, Asian, and European Union (EU) environmental permitting requirements. Full operating support is provided by design and process engineers enabling Umweltservice Europa GmbH to operate successfully and safely in Germany. Daily monitoring and quality control via state of the art video will provide floor information direct to our Canadian office. All personnel will be provided extensive training for the operations and safety requirements of the Umweltservice Europa GmbH facility.

     The System is self-contained utilizing a relatively small working area in our redeveloped industrial park site, formerly a Potash mine site in Merkers. The entire facility, owned and operated by Umweltservice Europa GmbH, is to be constructed in an open facility similar to any oil refinery. The plant site will be approximately 30 Meters X 100 Meters. A control building and the fueling facility will be the only other buildings on the site at the initial stage. The tank farm will be underground. The entire site will be secured and fenced.

     A diesel fueling station with 4 pumping locations and parking for 10 trailer trucks are to be situated on the 15,000 square meter site. This highly automated state of the art facility will operate with specialized Canadian developed equipment. All operators will be locally trained skilled professionals with excellent working conditions and opportunities for upward mobility as new facilities become operational.

Products and Services

Detailed Product Description
     Our product exceeds all requirements for fuel consumers in the diesel fuel market. The product from The EMI process is of exceptional quality. The final product in Canada is meeting the diesel specifications for North America and is being sold to trucking Company's as fuel. We will be able to demonstrate that for the same price points, the client will be obtaining a cleaner and higher quality diesel fuel.

Product Life Cycle
     The product life cycle is similar to comparable diesel fuels, and as a rule our production being only a fraction of the distributors' volumes, the product is not held in inventory. The product is transported by tanker vehicle by Hasenauer Transporte or rail on a daily basis and enters the market immediately for consumption. The independent association of gas stations will also be picking up product daily for their regional needs.

Research and Development Activities
     The Company has brought the quality of the product to higher levels as more process improvements and modifications are added their other existing international facilities. Propak Industries has state of the art design technology and excellent experience in process improvements. Umweltservice Europa GmbH will be receiving the latest in technology with the newly engineered second generation systems which have proven their advancements having already been in operation for the past 12 months.

Operations

Production and Service Delivery Procedure.
     The production of diesel fuel is monitored and frequently tested to ensure excellent quality for the end user. fuel is stored in a clean tank area for final pick-up. The diesel fuel product is trucked via 30,000 Litre plus transport tanker vehicles owned and operated by Hasenauer Transporte to its final destination.

Production and Service Capability
     The system operates at a safe temperature with full computer integration providing the operators with current information on systems and foreseeable problems. In our Primary Plan we are using a continuous flow process to ensure a constant supply of finished product in the event of normal shutdown and maintenance of either unit.

     The specification of the system is for 90,000 tons of waste oil input. Downtime start-up delays or increases in waste volume can be regulated through our units with a throughput potential of 100,000 tons.

     We have not included any allowance for surplus revenue in our financial projections. Our intentions are to process 90,000 tons in the initial stage to prove out the process and as we are able to add extra volume the capacity will be raised to 100,000 tons. Facility improvements may provide higher throughput.

Facilities / Site Selection
     On March 5, 1997, five sites suggested by the LEG-Economic Development Thuringia were examined in the central western portion of Thuringia. Four were eliminated for transportation link purposes. The remaining site was found acceptable with the following conclusions:

     Primary Site:  Merkers-Industrieflache Merkers-Kieselbach
     Location. The site is at a former Potash mine properly / industrial park which is currently being redeveloped by the LEG. Other businesses in the immediate proximity include a construction waste landfill and comporting facility 100 meters across the road access (owned and operated by Reinhard Hasenauer, first cousin to Harold Jahn), a metals recycling facility 20 meters distance separated by the rail line, and a number of other newer industries within 1 km of the site. (Business Park tenant List-Appendix)

New Services
     The LEG has a division responsible for the servicing and redevelopment of their properties. This site shall have completely new services before the end of 1998. We are invited to offer our input into how our site will be incorporated into the overall design.

     Property Advantages:

    * Permitting. The industrial park is considered "heavy industrial" which will expedite our zoning requirements, and acceptable environmental permitting.

    * Access. The transportation links to the site are excellent. New ring roads are being built around the next city of Bad Salzungen. A rail line exists directly on the property allowing us to process 60,000 Litre tankers from other regions. Access to the B62 highway system is only 150 meters from the site.

   * Expansion Opportunity. The additional land belonging to the LEG, 16.0 hectares of developable industry land, can be optioned. Our intention is to option 3 additional hectares within a 2 year period for expansion possibilities, given the cost of the land is very reasonable.

  * Cost Savings. A further saving will arise out of the potential for waste oil suppliers and heating oil customers from the industrial parks' growth in the coming years. This area is becoming a large recycling park providing excellent synergies for the larger SDI mandate of electrical production, and other recycling technologies.

Umweltservice Europa GmbH Site Selection Plan
     The objective is to acquire 1.5 hectare of the Merkers property with the best road and rail access to the east on the site. Two options would be placed on expanding this site, plus having access to a second site in Emleben, secondary site. The Emleben site is medium industrial, 4 hectares in size, and has excellent highway access 2 km away. The only shortfalls were rail access and expandability of the site. A purchase contract for the property is signed awaiting final legal approval and is conditional to an acceptable environment permit.

Competitive Operating Advantage
     The systems are highly automated, enabling only 2 operators per shift to comfortably operate the plant. Each module has its own control panel with early warning systems and fail safe shut offs in the event the operator is not present. This offers a reduced need to hire many new employees. Employment expenses is a large component of operations. Any cost savings in this area by way of economies of scale are very beneficial for lower costs. These cost savings provide us with an opportunity to retain earnings for our further expansion on this site or new locations throughout Germany.

     The system is proven to operate with little maintenance or down time. This reliability offers us an opportunity to maximize the excess capacity of the system, while allowing room for extra throughput.

     Other systems in the refining industry require larger economies of scale to operate. They present higher debt servicing, larger infrastructure, and excessive overhead. Our systems are compact, operate in an open structure, and require minimal investment relative to chemical and petrochemical superstructures.

     From an environmental stand point, our system is highly monitored and produces no harmful emissions or waste to the air, land, or water. We invite and encourage the German Environment Department to inspect our facility or monitor our systems at their leisure. Our focus is to make this facility our flagship in Germany with exceptional records of performance and environmental standards.

Suppliers
     Our waste oil will be provided from four reputable sources of supply. Several Letters of Intent for waste oil supply are currently available. The consumer auto industry produces excellent quality waste oil with low impurities.

     We will be monitoring and testing all waste oil to our facility for purity. Fines will be levied as a part of our supply contracts, or rejected and turned back on the basis of contaminants or excessive water content. Our application to the environment department permitting allows for specific waste sources only. We will be very strict in our acceptance policy. The better the waste oil quality, the less processing will be required for final product. We will be experiencing gains in quality from German waste oil compared to Spanish, Polish, or typical North American waste oil.

Market Analysis
     The Company's target market is Germany, which is a substantial industrialized economy with exceptionally high volumes of low sulfur, waste oil supply. Germany has over 82 million inhabitants producing 1.1 billion liters of waste lubricants, and 650 000 tons of used waste oil.

     The size of the Company's target market using figures provided by the Mineral Oil Association of Germany and the National Association of Waste Oil Recyclers, represents 240,000,000 Liters of Umweltservice Europa GmbH product. At a market price of US$0.52 per Liter excluding sales tax for the high quality diesel fuel, potential sales in the Germany market alone is US$ 55,000,000 annually.

Industry Description and Outlook
     The collection of waste oil has been long established in most industrialized nations. As a general figure, the amount of waste oil collected per capita is approximately 10 Litres annually. Estimations of the total waste oil produced in the nation of Germany have been estimated at 1,200,000 tons annually. All waste oil is not collected. A percentage is lost in the combustion process, some is not disposed of in an existing collection system, and some is simply burned. A net amount of 650,000 tons of waste oil per year is reported by the Mineral Oil Association of Germany.

     Waste oil is considered hazardous and as such the handling of this waste, disposal, and collection methods are heavily regulated in Germany. A specific list of waste collectors is approved to transport this waste, along with manifests as to how many liters are produced, which locations produces/collects this oil, and any variation as to seasonal effects.

     The types of oil collected are important for our process and our environmental permitting. Approximately 320,000 tons of this used engine oil is of extremely high quality in Germany. Automobile laws stringently require regular oil changes be done and overall car maintenance must be performed regularly in order to be road worthy. These check ups are made on a regular basis and must be completed to retain ones license. Secondly, considering the value individuals place in owning and maintaining their vehicles in Germany, oil changes are more frequent than is the standard in North America.

     The type of oils to be processed include, engine, hydraulic, and transmission oils primarily from automobiles, military vehicles, and heavy equipment. The quality of the oil and its collection will be strictly adhered to in order to fall under the 4.4 BimscH procedure. This is the standard set out by the Environment Departments for the collection disposal and transport of waste oil.

     Other oils are available; however, they are classified under a different section of the environment law section 8.0 BimscH. This is considered a special waste, and increases the regulatory burden on storage, processing, emissions, and disposal of residual waste.

Input - Waste Oil
     The primary source of the type of waste oil we require are lube oil change shops, the machining industry, and military vehicles which produce engine and hydraulic waste oils. Germany has been a developed industrial country for over 50 years. They are highly recognized as being world leaders in manufacturing, chemicals, and heavy industry. The present and future growth of industry will shift to more service, and knowledge based efforts. However, automobile usage will remain high for the foreseeable future resulting in a relatively stable waste oil market in the 650,000 ton range per year.

Output - Diesel Fuel
     The price of diesel fuel fluctuates seasonally and over time, yet remains much higher than North American prices due to the importation of fuels into Germany. The price of diesel fuel FOB German Refinery before national sales and mineral oil taxes has been as high as $0.21 US per liter and is currently in the $0.15-$0.17 US range. Our calculations are based on the conservative assumption of a $0.15 US purchase price. We remain profitable above $0.15 US per liter price.

     The diesel fuel industry is very price sensitive. There are multiple refinery sources. Buyers will shift to an alternative source based on price points, fuel quality, and price stability. Environmental considerations are usually not considered. Environmental concerns are only addressed when legislation is involved requiring purchases be based on a percentage coming from a recycled source or government incentives providing a lower overall cost to the buyer. These considerations are not current law in Germany. We are not expecting these to arise in the near future.

     German regulations only state waste oil disposal by "burning" must be reduced and "recycling" must increase. Recycling to diesel fuel is not mandated. Umweltservice Europa GmbH will become a preferred recycling option by virtue of its inherent advantages. In summary, price, stable supply, and quality of the diesel fuel are the factors to be considered by our potential customers.

     The Company's consumer base for our diesel fuel includes transport Company's, gas stations, and two sizable diesel fuel distributors. The ultimate end users are the transportation industry, small independent trucks, diesel autos, trailer trucks, and city/tour buses.

Target Market
     A critical need exists to secure larger centralized sales. This will lessen the burden of dealing with many smaller clients, reducing costly infrastructure expenditures. Our waste oil capacity is currency being secured by way of Letters of Intent. Cement industry and refinery competitors are not in a position to accept long term contracts or contracts with preferred prices for waste oil supply. Our location provides us access to 10 million inhabitants within a 250 km radius consuming in excess of 2 billion liters of diesel fuel annually. Germany's annual diesel consumption excluding all other fuels is currently 25 billion liters.

     All arrangements are long term with expansion, pace, sad volume clause allowances. Seasonal trends include two periods in Spring and Fall whereby both waste oil supply and diesel fuel demand increase concurrently. This has no bearing on the logistics of operations due to an advanced flow system allowing adjustments into the system. Our storage tank capacity will be able to modulate the volumes through the facility. Industry histories provide all trends in the oil collection and diesel sales seasonal cycles.

Market Share Penetration
     There are a limited number of prospective diesel fuel distributors, however, each controls a sizable market share. This allows us an effective and low cost marketing strategy to reach the small circle of key decision makers. Their focus is to sell to transportation Company's, gas stations, and trucking firms. The Company's entire capacity fills less than 0.002 % of the German diesel fuel market.

     Market Penetration                      Waste Oil Supply
     Market Share Anticipated 1999                14 %
     2000-2004                                    14 %

Existing High Quality
Waste Oil Suppliers                Volume         Commitment to Merkers
Schmidt             Furth          90,000 T            40,000 T
Buster              Mannheim       25,000 T            10,000 T
Tersteeg            Coesfeld       30,000 T            10,000 T
Other Collectors    Germany        175,000 T           30,000 T
                                  ---------           ---------
Total                              320,000 T           90,000 T

Diesel Sales in Germany - Monetary Breakdown and Distribution Activity

     The price of Diesel at the pumps for the average German consumer is relatively expensive compared with North American prices due primarily to higher tax structures. Many passenger vehicles run on diesel, for it is the most inexpensive fuel available. Regular unleaded and Super gasoline is currently much higher.

                    Per Liter Consumer Pump Price           Per Gallon
                                                            (3.78 Liters)
Diesel              $0.61 US (1.11 DM) - $0.72 US (1.29 DM)      $2.30 US
Regular Unleaded    $0.85 US (1.54 DM) - $0.90 US (1.62 DM)      $3.21 US
Super               $1.00 US (1.81 DM) - Sl.05 US (1.89 DM)      $3.78 US

     The majority of the sale price is tax. A 16 % Federal sales tax similar to the Canadian GST is paid by the consumer. Industry must also pay this tax, yet all sales prices are quoted as Netto, or net prior to adding the sales tax.

     The Netto price is used for all our activities. A mineral oil tax of
0.63 DM per liter on Diesel currency exists, however, in the coming months an additional 0.10 DM to 0.25 DM addition to the 0.62 DM mineral oil tax may become a reality.

     These taxes do not effect us, the industry and the consumer is willing to pay these high taxes with the balance of the price being the true value of Diesel.

Diesel Fuel Pricing
     The breakdown below demonstrates what the true value of Diesel is for our financial assumptions;

Diesel price at fueling station example           1.16 DM   $0.64,44 US
Less: National Sales Tax 16%                      0.16 DM   $0.08.88 US
                                                ---------  ------------
     Fueling Station Sale                         1.00 DM   $0.55,55 US
Less: Fueling station overhead/profit             0.03 DM   $0.01.66 US
                                                ---------  ------------
     Fueling Station Cost from Distributor        0.97 DM   $0.53,88 US
Less: Distributor overhead/profit                 0.07 DM   $0.03,88 US
                                                ---------  ------------
     Netto Price to Industry/FOB Refinery         0.90 DM   $0.50,00 US
Less: Mineral Oil Tax                             0.63 DM   $0.35.00 US
                                                ---------  ------------
     True Value or Cost of Diesel                 0.27 DM   $0.15,00 US
                                                =========  ============

     The diesel cost figures include fueling station overhead, transportation from the refinery to the fueling station, distributor costs, refining, and importation of crude into Germany.

     The current true price leaving a refinery (wholesale price to distributors) is $0.15 US (0.27 DM), by adding profit and overheads throughout the chain, the consumer pays a pretax price of $0.20,55 US (0.37
DM). A $0.05,55 US (0.10 DM) margin at this Worst Case Scenario Price.

     Umweltservice Europa GmbH will play the role of refiner, distributor, and fueling station obtaining various levels of this margin range under the following sales strategy.

Umweltservice Europa GmbH     Sale net 16 % Tax   True Price after Mineral
                                                            Tax
Merkers fueling station  $0.55,55 US    1.00 DM   $0.20,55 US    0.38 DM
Trucking fleets /
Transit authorities      $0.53,88 US    0.97 DM   $0.19,44 US    0.35 DM
Fueling stations
Diesel Distributors      $0.50,00 US    0.90 DM   $0.15,00U      $0.27 DM

Geographical Area
     A 250 km radius around the Merkers, Thuringia facility is connected to the Autobahn and rail system. All supply and sales are currently by truck only. Rail links will be used as the Deutsche Bahn (National Rail System) reorganizes for better just-in-time services.

Identification of Target Market
1) Government documentation is available on regional waste oil supply and heating oil sales statistics by liter, and historical sales prices. Data is available through the German Department of Environment.

2) Umweltservice Europa GmbH will join appropriate associations related to the waste oil and heating oil industries. We will be registered with recycling organizations, trade publications, and directories to remain informed on all developments for our industry in Germany and the European Community (EU).

Purchase cycle of Customers
     Price is a major concern to retain a customer, yet the market is stable and will not result in large changes in market demand over many years.

Key trends/changes with our Target Market
     Alternative Fuels. Diesel may be displaced by alternative fuels in the future. More efficient engines may not require as frequent oil changes decreasing the supply of waste oil. As technologies develop, more efficient engines will arrive, thus shrinking the diesel fuel market over time. In any event, our market share is a very small portion of the markets large size. We will be informed on these matters by monitoring the markets and being involved with the "Altol Verband" national used oil association, responding to trends that indicate any changes in our market.

     Price. Price is a factor when dealing with oil prices. Thus we are conducting our financial forecasts on conservative figures, while entering into long term contracts to mitigate the risk of potential market share declines. The Company's largest source of operating income is initially anticipated to be from the sale of produced oil, natural gas and possible natural gas liquids. Therefore, the level of the Company's revenues and earnings are affected by price at which these commodities are sold. In the past, average annual sales prices for oil, natural gas and natural gas liquids, has been erratic, with a recent history of rising oil price per barrel but lower gas prices.
     It is likely that these prices will continue to fluctuate in the future. Various factors beyond the Company's control affect prices of oil, including;

     *    worldwide and domestic supplies of oil;
     * the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to agree to and maintain oil price and production controls;
     *    political instability or armed conflict in oil-producing regions;
     *    the price of foreign imports;
     *    the level of consumer demand;
     *    the price and availability of alternative fuels;
     *    the availability of pipeline capacity; and,
     *    changes in existing regulation and price controls.

Market Test Results
     In meeting with our German diesel retailers a variety of concerns were addressed:

     *    Technology-Is it proven and viable?

          The manufacturing rights and the engineering design of The EMI Process have been verified by qualified engineers at Propak Industries in Airdrie, Canada.

     *    Quality of diesel fuel.

          Diesel was provided to PetroLabs of Germany, the official Fuel Laboratory for the German Government to conduct an independent testing of the final product. Material supplied by Enviro-Mining Inc. and tested by PetroLabs confirmed that the low sulphur standards are achievable. This third party verification is a required step in the approval process of meeting EU specifications.

     To gain nationwide and European wide acceptability, the Company engaged TUV, equivalent to The Canadian Standards Association - CSA, to conduct a test to verify that the Company meets and exceeds the requirements for EN 590 European Diesel fuel. The TUV verification and acceptability is a crucial seal of approval.

     *    Price and Volumes.

          Price was the major concern for all parties, they would like some advantage in order to gain their long term support and a benefit. This will motivate them to switch from an existing supplier. The site visit confirmed and satisfied all concerns over output capacity. Some pricing will be l/2 cent lower than market price, providing a greater penetration of the market with acceptable profit levels, while in other areas a premium will be paid for our fuel.

     *    Lead Time

          Initial orders, reorders, and volume purchases in short run situations will not be a concern. We are negotiating 5 year contracts to ensure long term stability with fixed volumes. Commodity Pricing is based on Spot markets only, not fixed long term price contracts. The Company's review of the past 5 year
          Spot price levels enhances the Company's ability to become profitable.

Competition

     Although there are Company's with substantially greater financial resources, there is minimal waste oil recycling being conducted in Germany at the present. The Mineral Oil Association of Germany classifies an oil recycler as a refinery which will accept waste oil as a blend to its feedstock or a cement kiln using waste oil as a fuel for its energy requirements. (Refineries - Appendix) They consist of refineries only. These refineries are referred to as waste oil recyclers. They represent our competition for the feed stock.

Potential Competition
     The current technology will allow us to recycle effectively today. Our supply of waste oil is key. Technologies will continue to improve and operating costs will decrease providing an ideal closed loop system for Umweltservice Europa GmbH. In addition, our current competition may start a bidding war to control the waste oil supply. We have some flexibility on the purchase price of our input waste oil, yet we will focus our attention in the media to win support under our environmental and job creation mandate. We believe the market is large enough that the current competitors will not perceive us as a threat. Early action will work to our advantage as we move quickly to secure waste markets.

     Furthermore, some larger oil producers may encourage our development plans to demonstrate a concern for their environment profile for their Public Relations departments. Similar programs sponsored by Oil Company's made contributions to alternative energy campaigns or endangered animal funds over the past 20 years.

The importance of our target market to the competition
     This concern is minimal for both waste oil acquisition and diesel fuel sales. Umweltservice Europa GmbH will not be perceived as a disruption as we represent only a small fraction of a large market.

Barriers to enter our Market by new Competitors

  *     Money - Capital Cost of a new comparable Operation exceeds  $  l  5 million US.

  * Time - Permitting, environmental approval, and construction phase 2 years.

  *    Technology - May be unproven or first full scale version.

  *    Training- Professional Organization with track record required.

  * Brand Loyalty - They must compete with the recognized "Umweltservice Europa" name

  * Intellectual Property - Patents, and Designs must be registered in Germany or EU

  * Market Share - Umweltservice Europa GmbH will have a large regional market share secured

     Competition is limited to the cement industry and refineries in very defined regions of Germany which are not reliant on the waste oil as a feedstock. Natural gas and other inputs are more efficient. Only one competing technology originating out of Berlin exists for recycling used waste oil. The system is in its experimental phase with low capacity and throughput. Extensive research into other known processes confirms the lack of fully commercialized conversion processes.

     The Company's waste oil supply base is established, registered waste oil collectors. Existing collectors will switch from their current disposal locations based on:

     * Freight. Costs of trucking in Germany are three times greater than North America.

     * Price. We will be competitive on waste oil purchasing with the existing cement industry.

     * Ecology. Ideology and concern for health issues will play a major factor as awareness increases and the "baby boomers" of industrialized nations become more health conscious.

     * Stability. Contracts will provide a sense of comfort for an industry facing many regulatory laws, shifts in community values, and market price fluctuations.

   * Law. A bill is awaiting approval in the European Community eliminated burning as a method of waste oil disposal. The existing collectors would have little choice but to divert this waste to the Company's facilities as the other recycling refineries are near capacity.

The Company believes that an opportunity exists to capture a large market share:

     * First, companies are being forced to comply with German legislation under the Oil Act to reduce burning activities, which have adverse health effects on the population, to more sustainable solutions.

   * Second, locations where burning and refining industries are unavailable will benefit by having a lower transportation fee. The costs of transportation over greater distances in Germany are very high and uneconomical.

     * Third, collectors face price fluctuations in the oil market, yet when transferring to the Umweltservice Europa GmbH facility, they will be guaranteed a supply contract with preferential price and volume commitments. They will have price stability over the long term.

Marketing and Sales Activity

Overall Market Strategy
     Market penetration will occur by way of long term purchase contracts outlining volumes, and terms. Our growth strategy is to secure our waste oil input, proceeding with secure sales contracts for our diesel fuel on a minimum 90,000 ton waste oil processing increment. In order to justify the capital investment, and security, all expansions will only occur with bonafide secured contracts. We will not build or expand with a portion of the facility underutilized or relying on the day to day markets to fill the shortfall.

     Distribution channels will be solely through diesel fuel distribution companies. Umweltservice Europa GmbH will only sell directly to the end consumer in areas of strategic competitive advantage. This will alleviate costly administration and sales budgets, concentrating sales into the established network of gas stations, fleets, and through our own facility in Merkers on our Processing site.

     Communications will occur through the business manager and administrator on a business level and through social contact throughout the community. The Company will take advantage of our environmental focus, and donations to the community at large to increase awareness of our mandate. An information package will be developed for local business and residents. The key group of fuel distributors will be provided a quarterly newsletter to bring all new activities, helpful hints, and our expansion plans to their attention.

Sales Strategies
     We will not have a sales force to obtain contracts for the sale of the final product. The business manager will oversee the sales by interacting with the small group of diesel fuel distributors, fleets, and filling stations in the immediate 100 km region. The Umweltservice Europa GmbH office in Merkers will be responsible for promoting and expanding the interest for our quality product.

     Our strategy to sell $0.0028 US below the Frankfurt Commodity price to the distribution firms will provide two advantages. They will retain or expand their market share by passing on savings to preferred clientele, while obtaining a better margin. This will position the Company to expand, while ultimately benefiting Umweltservice Europa GmbH with an expanding sales market via their success.

Government Regulatory Restrictions
     Government restrictions on the quality of final product, plant and site operations, and environmental concerns must all be met. Emissions, waste disposal, air, noise, groundwater, 24 hour operations and safety permits must be attained.

     The normal timeline for environment permitting is 18 months. EMI secured an agreement to reduce this to 7 months. Efforts are being made through political contacts in the region to reduce this timeframe further based on a number of systems operating in countries such as Canada, United States, South Korea, and Singapore which possess similar stringent environmental permitting. The facts are very clear to the systems acceptability, economics, and environmental benefits. A copy of an American Environmental Permit is be submitted to the Environment Department as a reference to the German Government.

     Our team is ready to prepare the complete document package in a timely fashion to speed up this process. Approval by the German Environment Department is scheduled for the fourth quarter of 1998.

Anticipated Changes in Regulatory Requirements
     Present laws for disposal of waste oil by burning are becoming more restricted. Our research indicates that burning could be abolished completely in the next two years. Legislation from the EC is in progress to strengthen the environmental laws pertaining to the release of heavy metals to the atmosphere through burning methods. Such burning has been linked to the cause of cancer in many countries.

     Once this bill becomes law, the majority of the 34 current members of the National Used Oil Recycling Association will face the challenge of locating suitable approved disposal sites. Only a few refineries in Germany have excess capacity to fill for used oil as a blend to their feedstock at this time. Umweltservice Europa GmbH has had a welcome reception from the Association as they view our process as a potentially long term approved disposal site centrally located in Germany.

Environmental Matters

Hazardous Materials.
     The Company's research and development, manufacturing and collection processes involve the controlled storage, use and disposal of hazardous materials. The Company is subject to federal, foreign, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company may be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

Intellectual Property

     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of a "Limited Technology License Agreement," trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company has obtained a license from the Enviro-Mining Incorporated, a company controlled by officers and directors of the Company. The license is for a period of thirty (30) years commencing on June 11, 1998, with renewable 10 year terms. The Limited Technology License Agreement requires the payment of certain minimal annualized payments, and in the event of a default in the payments, the Company could lose its rights to continue utilizing the technology. Further, the Limited Technology License Agreement provides that the Company "must commence construction in the first twelve (12) months of this agreement, a plant of minimum capacity of 90,000 tons of waste oil input in the Territory." The agreement, dated June 11, 1998, further states that it shall be just cause for termination of the Licensee of all license and marketing rights, if the Company has not commenced construction of the first plant within the first year of the license agreement, and an additional commercial scale plant every year thereafter for the next 5 years.

      The licensing of the proprietary process for the stabilization and purification of gasoil products has its place of origin from CANMET, the principal research and development arm of the Ministry of Natural Resources Canada. CANMET owns the intellectual property known as the CANPED process. The CANPED process of waste oil processing was licensed to Par Excellence Developments Inc. (PED), of Ontario Canada. On March 6, 1998 Enviro-Mining Inc., a major shareholder of the Sustainable Development International, Inc., entered into a "Sub-License Agreement" with PED, wherein the Enviro-Mining Inc. obtained limited intellectual rights to utilize the CANPED process of waste oil processing. PED subsequently approved the execution by the Company and Enviro-Mining Inc. of the "Limited Technology License Agreement," thus providing the Company with the use of the CANPED process. The PED - Enviro-Mining Inc. "Sub-License Agreement" is currently limited to Enviro Recycling GmbH to be built by the Company in or near the town of Merkers Germany and terminates on December 31, 2017. This termination date coincides with the term of the Agreement between CANMET and PED. The rights of the Company, in utilizing the proprietary process of waste oil processing, is subject to the terms and conditions of the Agreement between CANMET and PED. In the event of a termination of the rights of PED by CANMET, then the Company's rights could concurrently be terminated.

      The company also seeks to protect its intellectual property rights by limiting access to the distribution of its documentation and other proprietary information. In addition, the Company enters into confidentiality agreements with its employees and certain customers, vendors and strategic partners. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

Employees

      As of December 31, 1998, the Company had 3 employees. All employees are located at the Company's headquarters in Alberta, Canada. None of the Company's employees are subject to any collective bargaining agreement.

      The Company's proposed personnel structure can be divided into three broad categories: management and professional, administrative, and project personnel. As in most small Company's, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work load demands.

The Company is dependent upon Harold Jahn, President, Chief Executive Officer, and Secretary Treasurer of the Company, Lew Mansell, Senior Vice President, and Garry R. Knull, Chief Financial Officer, both internationally and nationally. The Company has entered into employment agreements with Mr. Jahn, and when funded intends to apply for key man life insurance on the lives of Mr. Jahn, and Mr. Mansell in the amount of $1,000,000 each. The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Jahn, Mr. Mansell, and the other individuals involved in key management positions, or the Company's inability to attract and retain other qualified employees could have material adverse effect on the Company.

Business Outlook

      This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. All statements, other than statements of historical facts included in this Form, including without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed elsewhere in this Form, including without limitation in conjunction with the forward-looking statements included in this Form. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

Risks Associated with Year 2000 Problem

     In less than one year, computer systems and/or software used by many Company's may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As is the case with most other Company's using computers in their operations, the Company recognizes the need to ensure that its operations will not be adversely impacted by software and/or system failures related to such "Year 2000" noncompliance. Within the past twelve months, the Company has been upgrading components of its own internal computer and related information and operational systems and continues to assess the need for further system redesign and believes it is taking the appropriate steps to ensure Year 2000 compliance. Based on information currently available, the Company believes that the costs associated with Year 2000 compliance, and the consequences of incomplete or untimely resolution of the Year 2000 problem, will not have a material adverse effect on the Company's business, financial condition and results of operations in any given year. However, even if the internal systems of the Company are not materially affected by the Year 2000problem, the Company's business, financial condition and results of operations could be materially adversely affected through disruption in the operation of the enterprises with which the Company interacts. There can be no assurance that third party computer products used by the Company are Year 2000 compliant. Further, even though the Company believes that its current products are Year2000 compliant, there can be no assurance that under actual conditions such products will perform as expected or that future products will be Year 2000compliant.

     Any failure of the Company's products to be Year 2000 compliant could result in the loss of or delay in market acceptance of the Company's products and services, increased service and warranty costs to the Company or payment by the Company of compensatory or other damages which could have a material adverse effect on the Company's business, financial condition and results of operations.

Additional Information

     The  Company  intends  to  provide an annual report  to  its  security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     Concurrent with this filing and upon its effectiveness, the Company will be subject to the informational requirements of the Securities
Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C.20549 at prescribed rates.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

                The Following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included below.

     With the exception of historical matters, the matters discussed herein are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview
     The Company, which was organized in May 1998, is a Development Stage Company, engaged in the business of commercializing innovative technologies in the environmental, energy from waste, and alternative power system industries. The Company has a limited operating history and has not generated revenues from the sale of any products. The Company's activities have been limited to start up procedures. Consequently, the Company has incurred the expenses of start-up and licensing. Future operating results will depend on many factors, including the ability of the Company to raise adequate working capital, demand for the Company's services and products, the level of competition and the Company's ability to satisfy governmental regulations and deliver company services and products while maintaining quality and controlling costs.

Results of Operations

     Period from May 27, 1998 (Inception) to October 31, 1998

      The first year of operation for the Company achieved two main goals. The formation of the Company's organization to pursue its business strategy and obtaining the licensing of technology required to assist in funding the Company's objectives.

     Revenues. The Company is a development stage enterprise as defined in SFAS #7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) developing its management team and administrative network, (2) developing its market, and (3) obtaining sufficient capital to commence full operations.

      General and Administrative. General and administrative, legal and consulting expenses for the period from May, 1998 to October 31, 1998 were $52,111, of which $18,000 was paid to a director for his services.

Liquidity and Capital Resources

     Cash and cash equivalents will be increasing primarily due to commencement of operations. The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are anticipated to offset the near term cash equivalents of the Company. Since inception, the Company has financed its cash flow requirements through issuance of common stock, and minimal cash balances. As the Company commences operational activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues. Further, the Company may be required to obtain additional financing to fund operations through Common Stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

Over the next twelve months, the Company intends to commence revenue generation by establishing operational facilities under development in its target markets. However, the Company will continue the research and development of its products, increase the number of its employees, and expand its facilities where necessary to meet development and completion deadlines. The Company believes, that existing capital and anticipated funds from operations will not be sufficient to sustain operations and planned expansion in the next twelve months. Consequently, the Company will seek additional financing in order to such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company.

No assurance can be made that such financing would be available, and if available it may take either the form of debt or equity. In either case, the financing could have negative impact on the financial conditions of the Company and its Shareholders.

The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by Company's in their early stage of development, particularly Company's in new and rapidly evolving markets such as environmental technology. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

     Initial financing is only to provide funds to prove the business concept and to finish the development of the environmental technology. Additional funds will be necessary to take the product to market. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

ITEM 3. DESCRIPTION OF PROPERTY

     Office.  The  Company's  main offices are located  at  10240  -  124th
     Street, Suite 208, Edmonton, Alberta, Canada , and its telephone number is (780) 488-9193, Fax No. (780) 488-9100. The facility is a leased approximately 600 square foot facility utilized in the following manner: a) administrative offices, b) professional offices,
     c) miscellaneous. The headquarters is ideal to commencement the pursuit of marketing activity throughout North America.

     Technical Library - The Company maintains a technical library, which is comprised of periodicals, trade journals, books, and other documents related primarily to the basic sciences, government regulations and industry materials.

     Processing Plant - The manufacturing plant for the Company's products is to be located in Merkers, Thuringia, Germany, where sufficient processing equipment will be in place for production purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.
      The following table sets forth certain information as of February 16, 1999 with respect to the beneficial ownership of Common Stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding Common Stock, (ii) each director of the Company and (iii) all executive officers and directors of the Company as a group.


    Name of Beneficial Owner (1)           Number              Percent
                                         of Shares          Of Class (2)
Sustainable Development Group(3)           9,500,000                  69%
Enviro-Mining Inc. (4)                     3,260,000                  24%
Jeff Lea Investments (5)                      20,000                   1%
                                        ------------         -----------
All Directors & Officers as a Group       12,780,000                  94%
                                        ------------         -----------

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2)  Figures are rounded to the nearest percentage.

(3)  Sustainable Development Group is controlled by Harold Jahn.

(4)  Enviro-Mining Inc. is owned 50% by Harold Jahn and 50% by Lew Mansell.

(5)  Jeff Lea Investments is controlled by Garry Knull.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

        Name           Age                      Title

Harold Jahn            29   President, CEO, Secretary/Treasurer, Director
Lew Mansell            52   Senior Vice President
Garry R. Knull         52   Chief Financial Officer


Duties, Responsibilities and Experience

Harold Jahn -  President and Chief Executive Officer

Mr. Jahn graduated from the University of Alberta with a BA degree in International Relations and Economics in 1991. His education contributed to his knowledge of business and government issues, creativity in problem solving, strengthened concerns for sustainable development, and managing projects in a timely manner. Following graduation Harold began a four year career in real estate to build business contacts, and gain a solid understanding of the private sector.

Over the past number of years, his focus has been on international marketing and environmental technologies. In mid 1995, Enviro-Mining Inc. was cofounded by Mr. Jahn as a solution for recycling needs in the tire industry. Its mission has expanded, developing a broader recycling mandate internationally with the inclusion of innovative technologies in power generation and mining equipment worldwide.

Mr.  Jahn  continues  to  be involved in numerous  business  activities  in
Canada,   the   United  States,  and  Europe  related  to  recycling,   the
environment, and the alternative energy industry.

Lew Mansell - Senior Vice President

Mr. Mansell graduated with a B.Sc. in chemistry in 1968, and brings over 25 years of management skills to this position. His experience includes polymer research, industrial sales and services in the manufacturing, petrochemical, and corrosion industry. Since 1978, he has successfully turned around several Company's implementing new quality control systems, and production procedures. The marketing and commercialization of innovative technologies became his focus from 1990.

The opportunity to build, own, and operate sustainable business projects was created with the co-founding of Enviro-Mining Inc. His involvement with SDI allows his talents to excel as SDI seeks leading edge opportunities to recycle oils, plastics, and tires. Developing new ideas for sustainable development extends into alternative energy, mineral processing, and construction materials.

Garry R. Knull - Chief Financial Officer

Garry R. Knull, CA is the senior partner in a professional accounting practice and has been in practice for over 25 years. He has been involved in corporate and commercial accounting, auditing and providing financial and taxation advice to a variety of clients. He is also Chief Financial Officer of a midsize oilfield manufacturing and supply company.

Compensation Committee Interlocks and Insider Participation

     The Company does not currently have a compensation committee of the Board of Directors. However, the Board of Directors intends to establish a compensation committee which is expected to consist of three inside directors and the two independent members of the Board of Directors.

Stock Option Plan and Non-Employee Directors' Plan

     The following descriptions apply to stock option plans, which the Company has adopted; however, no options have been granted as of this date.

     The Company intends to reserve for issuance an aggregate of 1,000,000 shares of Common Stock under a Stock Option Plan (the "Stock Option Plan") and Non-Employee Directors' Plan described below (the "Directors' Plan") which is planned to be adopted by the Company. These plans are intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of Common Stock. The opportunity is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Stock Option Plan

     Officers (including officers who are members of the Board of Directors), directors (other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan and the Directors' Plan) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under a the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

     Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of Common Stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such Common Stock to which the incentive stock option relates on the date the incentive stock option is granted.

     Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the
Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Directors Plan

     The Directors' Plan is intended to:
     * Enable the Company to secure persons of requisite business experience to serve on the Board of Directors,
     * To motivate directors to enhance the future growth of the Company by furthering their identification with the interests of the Company and its stockholders, and
     *    To assist in retaining directors.

     The Directors' Plan will provide for the grant of stock options to persons who are members of the Board of Directors and who at the time they joined the Board of Directors were not employees of the Company or any of its affiliates ("Non-Employee Directors"). The Committee will administer the Directors' Plan. Each of the Non-Employee Directors will receive an option to purchase shares of Common Stock. Such options will vest in three equal annual installments commencing on the first anniversary of such Non-Employee Director's election. Options granted under the Directors' Plan may not be exercised more than five years after the date of grant. No option may be granted more than ten years after the date of the adoption of the Directors' Plan. In the event of a change of control (as defined in the
Directors'  Plan),  the  date on which all options  outstanding  under  the
Directors' Plan may first be exercised is accelerated. Generally, all options will terminate 90 days after a change of control.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth the cash compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

Summary Compensation Table

                                                        Long Term
                          Annual Compensation          Compensation

Name and                          Other Annual Restricted
Principal  Year   Salary   Bonus  Compensation   stock     Options  Others
Position

Harold     1998  $24,000
Jann

Lew
Mansell

Garry  R.
Knull

Compensation of Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      License Agreement. On June 11, 1998, the Company entered into a license agreement ("Limited Technology License Agreement") with Enviro-Mining Inc. regarding the licensing of the Company by Enviro-Mining, Inc. to use certain patented technology in connection with the recycling of waste oil into low sulphur diesel.

     The license is for a period of thirty (30) years commencing on June 11, 1998, with renewable 10 year terms. The Limited Technology License Agreement requires the payment of certain minimal annualized payments, and in the event of default in the payments, the Company could lose its rights to continue utilizing the technology. Further, the Limited Technology License Agreement provides that the Company "must commence construction in the first twelve (12) months of this agreement, a plant of minimum capacity of 90,000 tons of waste oil input in the Territory." The agreement, dated June 11, 1998, further states that it shall be just cause for termination of the Licensee of all license and marketing rights if the Company has not commenced construction of the first plant within the first year of the license agreement, and an additional commercial scale plant every yea thereafter for the next 5 years.

Enviro-Mining, Inc. Harold Jahn, President and CEO of the Company, and Lew Mansell, Senior Vice President of the Company, are joint owners of Enviro-Mining, Inc.
Sustainable Development Group Harold Jahn, President and CEO of the Company, and Lew Mansell, Senior Vice President of the Company, are joint owners of Sustainable Development Group.

ITEM 8.  LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to this filing there has not been a public market for the Company's Common Stock, and there can be no assurance that a public market for the Common Stock will develop or be sustained after this filing. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcement of technological innovations or new products by the Company or its competitors, and other events or factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices for many emerging growth Company's, which may be unrelated to the operating performance of the specific Company's.

     The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. A total of 956,200 shares are unrestricted and the balance of 12,760,800 shares of Common Stock will be available for resale under Rule 144 commencing in 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

      Since its inception in May 1998, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefore, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

       As   of  December  31,  1998  there  were  approximately  53  Common
Shareholders of record.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

      Private Placements. In June 1998, the Company completed an exempt placement of securities of $500,000 of common stock, pursuant to Regulation D 504 of the Securities Act of 1933. In October 1998, the Company completed an exempt placement of securities of $200,000 of common stock, pursuant to Regulation D 504 of the Securities Act of 1933.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock

     The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $0.001 par value per share, of which 13,720,000 shares were outstanding as of the date of this filing. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders and have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

      The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this filing. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

      One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common Stock. For example, Preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

Dividend Policy

     The  Company has never declared or paid cash dividends on  its  Common
Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent

      The transfer agent for the common stock is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do not contain provisions for indemnification of the officers and directors; however, Section 78.751 of the Nevada General Corporation Laws provides as follows:

      78.751 Indemnification of officers, directors, employees and agents; advance of expenses.
     1.    A corporation may indemnify any person who was or is a party  or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of  the corporation, or is or was serving at the request of the corporation
as   a  director,  officer,  employee  or  agent  of  another  corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
     2.    A corporation may indemnify any person who was or is a party  or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the
corporation.   Indemnification may not be made  for  any  claim,  issue  or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     (a)  By the stockholders:
     (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or
     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be
     made to or on behalf of any director or officer if a final    adjudication
     establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 13.  FINANCIAL STATEMENTS


The 1998 Audited Financial Statement of the Company, prepared by the Accounting Firm of Grant Thornton, required by Regulation S-X commence on page F-1 hereof in response to Item 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

Audited Financial Statements of Sustainable Development International, Inc.

     Independent Auditors' Report                                     F-1

     Statement of Loss and Deficit for the
     period ended October 31, 1998                                    F-2

     Balance Sheet as of October 31, 1998                             F-3

     Statements of Changes in Financial Position
     Period Ended October 31, 1998                                    F-4

     Notes  to  Financial Statements                                F-5-F-7

Chartered Accountants
Canadian Member Firm of
Grant Thornton International




Auditors' Report


     To the Shareholders of
     Sustainable Development International Inc.


     We have audited the balance sheet of Sustainable Development International Inc. as at October 31, 1998 and the statement of loss and deficit and changes in financial position for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 1998 and the results of its operations and changes in its financial position for the period then ended in accordance with generally accepted accounting principles.






     Edmonton, Canada
     November 6, 1998                   Chartered Accountants


Sustainable Development International Inc.
Statement of Loss and Deficit
(Expressed in United States Dollars)
Period Ended October 31, 1998 (157 days)


Expenses
  Advertising                                                  $       150
  Amortization                                                       4,167
  Consulting fees                                                   23,401
  Management fees (Note 5)                                          18,000
  Professional fees                                                  4,988
  Service Charges                                                      455
  Travel                                                               950
                                                               -----------
                                                                  (52,111)
                                                               -----------
Net loss and deficit, end of period                            $  (52,111)
                                                               ===========

            See accompanying notes to the financial statements.

Sustainable Development International Inc.
Balance Sheet
(Expressed in United States Dollars)
October 31, 1998


Assets
Current
  Cash                                                         $   330,053

Licensing agreement (Note 2)                                       295,833
                                                               -----------
                                                               $   625,886
                                                               ===========

Liabilities
Current
  Payables and accruals                                        $    13,989
                                                               -----------

Shareholder's Equity
Capital stock (Note 4)                                             664,008
Deficit                                                           (52,111)
                                                               -----------
                                                                   611,897
                                                               -----------
                                                               $   625,886
                                                              ============

Commitment  (Note 3)

On behalf of the Board

_____________________ Director


            See accompanying notes to the financial statements.

Sustainable Development International Inc.
Statement of Changes in Financial Position
(Expressed in United States Dollars)
Period Ended October 31, 1998 (157 days)


Cash derived from (applied to):

  Operating
    Net loss                                                   $  (52,111)
    Amortization                                                     4,167
    Change in non-cash operating
       working capital:
      Payables and accruals                                         13,989
                                                              ------------
                                                                  (33,955)

Financing
    Issuance of capital stock                                      664,008

  Investing
    Purchase of licensing agreement                               (300,000)
                                                               ------------
Net increase in cash and balance, end of period                $   330,053
                                                               ============

            See accompanying notes to the financial statements.

Sustainable Development International Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
October 31, 1998


1.   Commencement of operations

Sustainable Development International, Inc., a Nevada corporation, is a development stage company formed on May 27, 1998 to encourage sustainable development by commercializing innovative technologies in environmental industries.

The company's goal is to acquire technology rights and licenses from patent holders for proven technologies, then secure a market, and finally raise the necessary capital to build, own, and operate facilities throughout the world.


2.   Significant accounting policies

Basis of presentation

The company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States. The amounts are reported in these financial statements are in United States dollars.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reported period. Actual results could differ from those estimates.

Licensing agreement

Licensing agreements are recorded at cost. Licensing agreements are assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual values or by estimating replacement or appraised values. If the net carrying amount of the licensing agreement exceeds the estimated net recoverable amount, the agreement is written down with a charge against income.

Amortization of licensing agreements is being recorded in the financial statements on a straight-line basis over the life of the agreement, which is 30 years.


3.      Licensing agreement                                           1998

Licensing agreement                                            $   300,000

On June 11, 1998 Sustainable Development International Inc. entered into a Limited Technology License Agreement with Enviro-Mining Inc., an Alberta, Canada Corporation. The Agreement commits Sustainable Development International Inc. to pay an amount equal to or less than $300,000 to Enviro-Mining Inc. as a production royalty.

The Agreement could be terminated if Sustainable Development International Inc. does not commence construction within the first twelve months of the agreement, at a minimum plant capacity of 90,000 Tonnes of waste oil input.

Sustainable Development International Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
October 31, 1998



4.       Capital stock
Authorized:
   50,000,000  Common voting shares,  $.001  par value
  10,000,000 Preferred shares

Issued:
  13,700,000 Common voting shares                              $    13,700
  Additional paid in capital                                       650,308
                                                              ------------
                                                               $   664,008
                                                              ============

During the period, the company had the following share transactions:

                                                   Shares                $

Shares  issued  to  founding  shareholders,  May
1998.                                              11,500,000  $         8

Common shares issued for transfer of Licensing
     Agreement at $0.25 per share, June 1998.       1,200,000      300,000

Common shares issued for cash consideration of
     $0.25 per share by private placement,
     September 1998.                                  706,596      176,649

Common shares issued for services at $0.25
     per share, June 1998 to October 1998.             93,404       23,351

Common share issued for cash consideration of
     $1.00 per share by private placement,
     October 1998.                                    200,000      200,000
                                                 ------------   ----------
                                                   13,700,000      700,008

Expenses on issuance of share capital.                      -     (36,000)
                                                 ------------   ----------
                                                   13,700,000  $   664,008
                                                 ============  ===========

Sustainable Development International Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
October 31, 1998



5. Related party transactions

a) During the year, Enviro Mining Inc., a shareholder of the company, sold to the company a Licensing Agreement for $300,000.

b) During the year, management fees were paid to the director of the company totaling $18,000.



6.  Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not had any changes in or disagreements with Accountants since inception.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS


  Exhibit                              Description
  Number

  (3)(i)*      Articles of Incorporation
               (a) Articles  of  Incorporation, as amended for Sustainable
                   Development International, Inc., a Nevada corporation

  (3)(ii)*     Bylaws
               (a) Bylaws,   as   amended   for  Sustainable   Development
                   International, Inc., a Nevada corporation

  (4)*         Instruments defining the rights of security holders:
  (4)(i)*      (a) Articles  of  Incorporation for Sustainable Development
                   International, Inc., a Nevada Corporation
               (b) Bylaws of Sustainable Development International,  Inc.,
                   a Nevada Corporation
               (c)  Stock Certificate specimen

  (10)(i)*     Material Contracts
               (a)  Limited Technology License Agreement
               (b) Power   Purchase  Agreement  -German  State  Electrical
                   Utility

  (24)*        Consents of expert
               (a)  Grant Thornton - Auditors

  (27)*             Financial Data Schedule

          *Filed herewith.


                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

February 17, 1999                  SUSTAINABLE DEVELOPMENT
                              INTERNATIONAL, INC.
                              (Registrant)


                              By:  /S/   Harold Jahn

Chief Executive Officer

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Signature                         Title                  Date

/s/ Harold Jahn            Chairman, CEO, President    February 17, 1999
     Harold Jahn

/s/ Lew Mansell            Senior Vice President,      February 17, 1999
     Lew Mansell           Director

/s/ Garry R. Knull         Treasurer, CFO              February 17, 1999
     Garry R. Knull